Exhibit 99.1

1Q21 Earnings Release

May 4th, 2021

Investors.xpinc.com

XP Inc. Reports 1Q21 Financial Results

São Paulo, Brazil, May 4, 2021 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the first quarter of 2021.

To our shareholders and employees

I remember it as if it were today when I moved to Porto Alegre, at the age of 24, fleeing my hometown, ashamed of my dismissal and in search of a fresh start.

How quickly these past 20 years have passed!

I confess that at first, I didn't think it would work. The company's capital was practically non-existent, I didn’t have much experience, and everything seemingly conspired against my project. It was by making many mistakes that I ended up finding the niche of financial education and, from this moment on, everything began to happen.

Looking back, I believe that three main pillars have marked my journey:

• Partnership: sharing my dream with people who complemented my background and aligning them with me for the long term;

• Resilience: the ability to not give up regardless of difficulties or obstacles;

• Humility: recognize errors quickly and learn from them.

In the business world, the distance between two points is not always a straight line, but rather a zigzag. Each scenario shift demanded changes, many of them severe, to adjust and adapt XP's business model. The challenge has always been, and will continue to be, to connect the dots in a chronological sequence while maintaining a long-term vision.

We became known as the “XP boys”. In a traditional market, where labels meant more than purpose, that was the way to underestimate us.

We played an important role in strengthening the Brazilian capital market, and we were pioneers in the development of the independent investment industry. After all, until recently, almost everything was done within the five largest banks in Brazil.

The Brazilian population has always been, and continues to be, hostage to a concentrated system, controlled by few participants who have no genuine concern for the quality of services or products delivered to customers.

Some clear examples of this are always worth repeating: R$1 trillion currently sitting in Poupança (Savings Accounts), and interest charged on credit cards and loans often exceeding 10% per month.

For these reasons and many others, the opportunity we have in Brazil is probably one of the largest in the world in terms of disruption of the traditional financial sector.

Our challenge in the coming years will continue to be promoting transformation in this industry ethically and respectfully, seeking what is best for the client.

In 2021, we evolved our business model. Before, we were an investment company focused on “helping Brazilians to invest better”. Today, we are a company that aims to “transform the financial market to improve people's lives”. For many, the difference may be subtle, but for us it is massive.

Our Big Dream is moving towards fully addressing Brazilians’ financial journey, complementing the investment offering, our core and origin, with a universe of credit and banking services. In this sense, in 2021, we are expanding our platform with new products such as more affordable loans, digital accounts, credit cards and insurance. We will make sure that our current and new customers will be able to have a more holistic relationship with XP Inc.

Another relevant short-term deliverable is the offering of banking services, through a customized experience, for businesses, encompassing small, mid-sized and corporate segments.

Additionally, we will continue to focus on strengthening our insurance company, fund administrator, our offshore operations (XP Investments), new investment fund lines and our active participation in debt, REITs and equity offerings.

The Brazilian financial system is expected to generate approximately R$770 billion in revenue in 2021, and in 2020 we accounted for just over 1% of the total. The avenue of opportunities for us to transform this ecosystem is wide, and we will not rest until this happens.

Finally, I want to take this opportunity to ratify the letter recently sent about my new role as Executive Chairman of the Board of Directors of XP Inc. and the appointment of Thiago Maffra as CEO.

As CTO, Maffra led an unprecedented and highly successful digital transformation in our company.

The whole executive board was unanimous in appointing him as the most prepared professional to lead XP’s daily challenges and manage the company through its ever-changing evolution cycle. We are confident that he is one of the brightest and most passionate professionals, ready to take the company to a new level of scale and impact on the Brazilian financial industry.

It’s time to accelerate changes and evolve from a model in which “technology serves the business” to one where “technology empowers clients, while working for the business”. This type of transformation requires a new mindset, a highly collaborative approach that integrates every facet of XP – from product, design, operations and technology, curating our clients’ experience from end-to-end.

Over the past 20 years, I genuinely have not felt as confident in the long-term success of XP and in the opportunities we have in our hands as I do now. After all, this transition process says a lot about our culture and values, placing the right people in the correct positions so that they can maximize their contributions and make our company stronger.

Predicting the future is impossible, however, as someone who has always believed in making impossible dreams possible, I think that XP will be increasingly admired, sustainable, innovative, technological and profitable.

Finally, once again I would like to thank you for the trust and all the interactions we had during my time as CEO. I will continue to be here, 100% present, but with other ambitions and focused on our long-term since it never hurts to remember: we are just getting started!

Guilherme Benchimol

Highlights

1Q21 KPIs

Key Business Metrics

	1Q21	1Q20	YoY	4Q20	QoQ
Operating and Financial Metrics (unaudited)
AUC (in R$ bn)	715	366	96%	660	8%
Active clients (in '000s)	2,993	2,039	47%	2,777	8%
Retail – gross total revenues (in R$ mn)	2,088	1,254	67%	1,844	13%
Institutional – gross total revenues (in R$ mn)	294	331	-11%	307	-4%
Issuer Services – gross total revenues (in R$ mn)	234	132	77%	323	-28%
Digital Content – gross total revenues (in R$ mn)	23	27	-16%	25	-11%
Other – gross total revenues (in R$ mn)	145	113	29%	71	106%

Company Financial Metrics
Gross revenue (in R$ mn)	2,784	1,856	50%	2,570	8%
Net Revenue (in R$ mn)	2,628	1,735	51%	2,395	10%
Gross Profit (in R$ mn)	1,787	1,156	55%	1,559	15%
Gross Margin	68.0%	66.6%	137 bps	65.1%	293 bps
Adjusted EBITDA[1] (in R$ mn)	1,043	595	75%	891	17%
Adjusted EBITDA margin	39.7%	34.3%	535 bps	37.2%	247 bps
Adjusted Net Income[1] (in R$ mn)	846	415	104%	721	17%
Adjusted Net Margin	32.2%	23.9%	827 bps	30.1%	209 bps
(1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA

Operational Performance

Assets Under Custody (in R$ billions)

96%
715
252
366
97
1Q20
Market
Appreciation
Net Inflow
1Q21

Total AUC reached R$715 billion at March 31, up 96% year-over-year and 8% quarter-over-quarter. Year-over-year growth was driven by R$252 billion of net inflows and R$97 billion of market appreciation. Through a very challenging twelve-month period since the outbreak of the COVID-19 pandemic, XP’s business model and strategy proved its resilience and reinforced the efficacy of innovation and adaptation while strengthening relationships with employees, clients and partners.

Consistent AUC growth throughout the past several years and in various macroeconomic environments, including recession and other unfavorable trends, was achieved by the combination of the high concentration on the Brazilian financial industry and XP’s disruptive client-centric and digital driven approach. We are confident that expressive performance and secular changes should persist for many years to come as we maintain our focus and culture and expand to new markets and verticals going forward.

Net Inflows (in R$ billions)

Average monthly Net Inflows, adjusted for extraordinary equity inflows/outflows, was R$14.2 billion in 1Q21, up 15% from R$12.3 billion in 4Q20. For 1Q21, flows were strong across all channels and brands, led by the IFA network, reflecting investments in the business in the second half of 2020.

Active Clients (in 000’s)

Active clients grew 47% and 8% in 1Q21 vs 1Q20 and 4Q20, respectively. Average monthly net client additions increased to 72,000 in 1Q21 from 44,000 in 4Q20, reflecting seasonality, the reduction of brokerage fees for online stock trading at Rico and XP in 3Q20 and our ongoing client acquisition and brand awareness efforts.

IFA Network

IFA Network gross additions totaled 917 in 1Q21, consistent with strong growth trends in 2H20. Our total IFA headcount stood at nearly 9,000 as of March 31, 2021. Ongoing IFA growth was driven by both industry growth as well as XP’s network investments.

Retail Equity DARTs¹ (million trades)

¹Daily Average Revenue Trades, including Stocks, REITs, Options and Futures

Retail DARTs increased 23% in 1Q21 to 3.2 million from an already robust level of 2.6 million in 4Q20. The remarkable figures reinforce the benefits of the platform investments and pricing strategy across XP’s three Retail brands. On a year-over-year basis, DARTs grew 91% from 1.7 million in 1Q20, reflecting the ongoing increase in the participation and relevance of individual investors on the Brazilian Stock Exchange.

Credit Portfolio1 (in R$ millions)

Our Credit portfolio reached R$4.7 billion as of March 31, 2021, representing 0.7% of our total AUC. The average duration of our credit book was 3.1 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%. Furthermore, we highlight the capital-light nature of our loan book, which currently represents R$916 million of Risk Weighted Assets and requires minimum regulatory capital of R$73 million. The fact that a relevant portion of loans is collateralized reduces capital needs for growth. Our book is mainly funded by the issuance of Structured Notes (COEs) and Deposits, which are distributed to clients via XP’s platform.

¹This portfolio does not include Credit Card related loans and receivables

Net Promoter Score (NPS)

Our NPS, a widely known survey methodology used to measure customer satisfaction, increased to 74 in March 2021, reflecting our ongoing efforts to provide superior customer service at the lowest possible cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

1Q21 Revenue Breakdown

Total Gross Revenue (in R$ millions)

Total Gross Revenue reached an all-time high, increasing 50% from R$1.9 billion in 1Q20 to R$2.8 billion in 1Q21, despite a lower contribution from performance fees. The increase was mainly driven by strong growth in the Retail business, which contributed 90% of the growth year-over-year.

Retail

Retail Revenue (in R$ millions)

1Q20 vs 1Q21

Retail revenue grew 67% from R$1.3 billion in 1Q20 to R$2.1 billion in 1Q21. Revenue generation was strong across all products and channels within Retail, as resilient secondary trading volumes in securities, solid primary market activity, increases in structured operations distribution and growing management fees more than offset the reduced fees for online stock trading put into place in September 2020.

In 1Q21, Retail-related revenues represented 79% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives with Retail Clients, Fixed Income secondary transactions, and Floating, among others.

LTM Take Rate (LTM Retail Revenue / Average AUC)

1Q21 take rate (for the last twelve months) remained stable compared to 1Q20. Despite the strong growth in AUC during the period and pricing changes in online brokerage, Retail monetization remained stable due to higher client activity and our diversified revenue profile. The resilience in the take rate reinforces the power of the ecosystem and ongoing product development, positioning XP as the main beneficiary of financial deepening in Brazil.

Note: LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

Institutional

Institutional Revenue (in R$ millions)

1Q20 vs 1Q21

Institutional gross revenue was R$294 million in the 1Q21, down 11% from R$331 million in 1Q20. Despite the growth in core institutional trading desks in 1Q21, 1Q20 benefited from strong client activity in the fixed income business related to the pandemic.

In 1Q21, Institutional revenue accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others.

Issuer Services

Issuer Services Revenue (in R$ millions)

1Q20 vs 1Q21

Issuer Services revenue expanded 77% year-over-year from R$132 million in 1Q20 to R$234 million in 1Q21. This increase was driven by (1) Equity Capital Markets (ECM), with 12 executed deals vs 5 in 1Q20, and (2) our Debt Capital Markets (DCM) division, with participation in 43 deals vs 36 in 1Q20. In 2021, XP remains committed to further developing Capital Markets in Brazil. In 1Q21, XP ranked #1 in REITs distribution, and CRA (agribusiness certificate of receivable). To reinforce our Capital Markets ecosystem and complete the suite of products and services we offer to our corporate clients, we recently hired one of the most seasoned and respected teams in M&A. We expect that the combination of M&A expertise and XP’s differentiated network will drive accelerating growth looking ahead.

Digital Content and Other

Digital Content Revenue

Gross revenue totaled R$23 million in 1Q21, down 16% from R$27 million in 1Q20. Our digital content plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. 1Q21 trends were still impacted by the absence of in-person events and courses.

Other Revenue

1Q20 vs 1Q21

Other revenue increased 29% in 1Q21 vs. 1Q20, from R$113 million to R$145 million. In 1Q21, other revenue accounted for 13% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to our asset and liability management.

COGS

COGS (in R$ millions) and Gross Margin

1Q20 vs 1Q21

COGS rose 45% from R$579 million in 1Q20 to R$841 million in 1Q21, following the expansion in overall Retail Revenues. The gross margin expanded 137 bps, from 66.6% to 68.0%, despite the impact of long-term incentives with the IFA network, as costs were abnormally high in the same period of last year due to the beginning of the pandemic.

SG&A Expenses

SG&A Expense (ex-Share-Based Compensation) (in R$ millions)

1Q20 vs 1Q21

SG&A expenses (excluding share-based compensation) totaled R$765 million in 1Q21, up 36% from R$561 million in 1Q20. Despite growing our headcount by 64% year-over-year, continuously investing in technology and new verticals, and deploying new products, we increased efficiency, reducing expenses as a percentage of net revenue by 321 bps.

Share-Based Compensation (in R$ millions)

Through 1Q21, we have granted approximately half of the current approved program authorizing dilution of up to 5%. Expenses related to the program remained steady compared to 4Q20, the first quarter fully impacted by the larger grants in 2020. We expect to use the approved dilution as originally planned: within five years from the IPO. A portion of Share-Based Compensation is related to IFAs and allocated in COGS.

Adjusted EBITDA

Adjusted EBITDA¹ (in R$ millions) and Margin

¹ See appendix for a reconciliation of Adjusted EBITDA.

1Q20 vs 1Q21

Adjusted EBITDA grew 75%, from R$595 million to R$1,043 million and margins expanded from 34.3% to 39.7%. The growth was driven by (1) increases in the top line, mainly coming from Retail; (2) better COGS as a percentage of Net Revenues, and consequently higher gross margins and (3) operating leverage in SG&A. Despite investments in technology, product development, and new hires -- headcount increased by 64% during the last 12 months - the margin expansion was attributable to our highly scalable business model.

Adjusted Net Income

Adjusted Net Income¹ (in R$ millions) and Margin

1Q21 vs 1Q20

Adjusted Net Income grew 104%, from R$415 million in 1Q20 to R$846 million in 1Q21. Year-over-year growth was driven by (1) strong performance for the Retail business; (2) cost efficiencies and operating leverage and (3) a lower effective tax rate. Our effective tax rate decreased from 23.0% in the 1Q20 to 6.4% in 1Q21, mainly due to our post-IPO corporate structure. Our Adjusted Net Margin expanded by 827 bps to 32.2% in 1Q21.

¹ See appendix for a reconciliation of Adjusted Net Income.

Cash flow

(in R$ millions)

	1Q21	4Q20	1Q20
Cash Flow Data
Income before income tax	784	663	517
Adjustments to reconcile income before income tax	233	229	80
Income tax paid	(236)	(97)	(197)
Contingencies paid	(1)	(1)	(0)
Interest paid	(0)	(9)	(1)
Changes in working capital assets and liabilities	629	830	(69)
Adjusted net cash flow (used in) from operating activities	1,409	1,615	330
Net cash flow (used in) from securities, repos, derivatives and banking activities	(1,048)	(959)	(469)
Net cash flows from operating activities	361	656	(139)
Net cash flows from investing activities	(162)	(202)	(41)
Net cash flows from financing activities	(26)	1,390	(28)

Net Cash Flow Used in Operating Activities

Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) decreased to R$1,409 million for 1Q21 from R$1,615 million 4Q20, and increased from R$330 million in 1Q20driven by:

•	Higher balances of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker-dealer (with respect to the sale of fixed income securities and structured notes);

•	Our strategy to allocate excess cash and cash equivalents from treasury funds, Floating Balances and private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were key drivers to net cash flow from operating activities figures;

•	Increases in our banking activities from loans operations, deposits mainly derived from time deposits, structured operations certificates (COEs) and other financial liabilities which include financial bills as a result of our expected growth in new financial services verticals.

•	Growth of our omni-channel distribution network through our network of IFA partners;

•	Our income before tax of R$1,017 million in 1Q21 and R$892 million in 4Q20 combined with non-cash expenses consisting primarily of (i) share-based plan expenses of R$140 million in 1Q21 and R$154 million in 4Q20 and (ii) depreciation and amortization of R$69 million in 1Q21 and R$37 million in 4Q20. The total amount of adjustments to reconcile income before income taxes of R$233 million in 1Q21 and in 4Q20 was R$229 million.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities decreased from R$202 million in 4Q20 to R$162 million in 1Q21 and increased from R$41 million in 1Q20, primarily affected by:

•	the investment in intangible assets, mostly IT infrastructure and capitalization software development which increased from from R$20 million in 1Q20 and R$67 million in 4Q20 to R$114 million in 1Q21.

•	the investment in the expansion of our office spaces due to accelerated growth in employee headcount to support the growth in our business and operations, including the construction of our new headquarters at Villa XP which decreased from R$105 million in 4Q20 to R$24 million in 1Q21 and increased from R$21 million in 1Q20. The construction of Villa XP may result in additional capital expenditures, but we do not expect these to have a material impact on our liquidity position or cash flows.

•	Our investments in FinTechs, associates and joint ventures of R$24 million in 1Q21 and R$30 million in 4Q20;

Net Cash Provided by Financing Activities

Our net cash flows from financing activities decreased from R$28 million in 1Q20 and R$1,390 million in 4Q20 to R$26 million in 1Q21, primarily due to:

•	R$24 million in 1Q21, R$22 million in 4Q20 and R$26 million in 1Q20 related to Payments of borrowings and lease liabilities;

Floating Balance and Adjusted Gross Financial Assets (in R$ millions)

Floating Balance (=net univested clients' deposits)	1Q21	4Q20
Assets	(3,184)	(1,052)
(-) Securities trading and intermediation	(3,184)	(1,052)
Liabilities	20,399	20,303
(+) Securities trading and intermediation	20,399	20,303
(=) Floating Balance	17,214	19,252

Adjusted Gross Financial Assets	1Q21	4Q20
Assets	113,327	90,518
(+) Cash	1,557	1,955
(+) Securities - Fair value through profit or loss	62,855	49,590
(+) Securities - Fair value through other comprehensive income	21,629	19,039
(+) Securities - Evaluated at amortized cost	1,916	1,829
(+) Derivative financial instruments	13,587	7,559
(+) Securities purchased under agreements to resell	6,741	6,627
(+) Loans	5,041	3,918
Liabilities	(84,493)	(60,484)
(-) Securities loaned	(2,706)	(2,237)
(-) Derivative financial instruments	(13,564)	(7,819)
(-) Securities sold under repurchase agreements	(44,483)	(31,839)
(-) Private Pension Liabilities	(16,897)	(13,388)
(-) Deposits	(4,003)	(3,022)
(-) Structured Operations	(2,841)	(2,178)
(-) Floating Balance	(17,214)	(19,252)
(=) Adjusted Gross Financial Assets	11,619	10,782

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans, less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE) and (3) less Floating Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).

Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Web Meeting

The Company will host a webcast to discuss its 1Q21 financial results on Tuesday, May 04, 2021, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 1Q21 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Team

André Martins

Antonio Guimarães

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of March 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ millions)

	1Q21	1Q20	YoY	4Q20	QoQ
Managerial Income Statement
Total Gross Revenue	2,784	1,856	50%	2,570	8%
Retail	2,088	1,254	67%	1,844	13%
Institutional	294	331	-11%	307	-4%
Issuer Services	234	132	77%	323	-28%
Digital Content	23	27	-16%	25	-11%
Other	145	113	29%	71	106%
Net Revenue	2,628	1,735	51%	2,395	10%
COGS	(841)	(579)	45%	(836)	1%
As a % of Net Revenue	(32.0%)	(33.4%)	1.4 p.p	(34.9%)	2.9 p.p
Gross Profit	1,787	1,156	55%	1,559	15%
Gross Margin	68.0%	66.6%	1.4 p.p	65.1%	2.9 p.p
SG&A	(765)	(561)	36%	(717)	7%
Share Based Compensation[1]	(158)	(28)	456%	(136)	16%
EBITDA	864	567	52%	705	23%
EBITDA Margin	32.9%	32.7%	0.2 p.p	29.4%	3.4 p.p
Adjusted EBITDA	1,043	595	75%	891	17%
Adjusted EBITDA Margin	39.7%	34.3%	5.3 p.p	37.2%	2.5 p.p
D&A	(70)	(32)	120%	(37)	86%
EBIT	795	536	48%	668	19%
Interest expense on debt	(10)	(19)	-50%	(6)	51%
Share of profit or (loss) in joint ventures and associates	(1)	-	n.a.	1	n.a.
EBT	784	517	52%	663	18%
Income tax expense	(50)	(119)	-58%	(60)	-17%
Effective Tax Rate	(6.4%)	(23.0%)	16.7 p.p	(9.1%)	2.8 p.p
Net Income	734	398	85%	602	22%
Net Margin	27.9%	22.9%	5.0 p.p	25.2%	2.8 p.p
Non Recurring Items	111	17	549%	118	-6%
Adjusted Net Income	846	415	104%	721	17%
Adjusted Net Margin	32.2%	23.9%	8.3 p.p	30.1%	2.09 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS

Accounting Income Statement

(in R$ millions)

	1Q21	1Q20	YoY	4Q20	QoQ
Accounting Income Statement
Net revenue from services rendered	1,455	1,152	26%	1,523	-5%
Brokerage commission	641	505	27%	545	18%
Securities placement	469	348	35%	508	-8%
Management fees	310	255	22%	415	-25%
Insurance brokerage fee	32	29	9%	39	-17%
Educational services	19	26	-27%	23	-17%
Other services	119	94	26%	143	-17%
Taxes and contributions on services	(136)	(105)	29%	(148)	-9%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	31	202	-85%	(115)	-127%
Net income from financial instruments at fair value through profit or loss	1,143	380	200%	987	16%
Total revenue and income	2,628	1,735	51%	2,395	10%
Operating costs	(837)	(557)	50%	(819)	2%
Selling expenses	(44)	(28)	56%	(41)	10%
Administrative expenses	(966)	(578)	67%	(936)	3%
Other operating revenues (expenses), net	18	(14)	-232%	86	-79%
Expected credit losses	(3)	(22)	-84%	(17)	-80%
Interest expense on debt	(10)	(19)	-50%	(6)	51%
Share of profit or (loss) in joint ventures and associates	(1)	-	n.a.	1	n.a.
Income before income tax	784	517	52%	663	18%
Income tax expense	(50)	(119)	-58%	(60)	-17%
Effective tax rate	(6.4%)	(23.0%)	16.6 p.p	(9.1%)	2.7 p.p
Net income for the period	734	398	85%	602	22%

Balance Sheet (in R$ millions)

	1Q21	4Q20
Assets
Cash	1,557	1,955
Financial assets	115,611	90,191
Fair value through profit or loss	76,442	57,149
Securities	62,855	49,590
Derivative financial instruments	13,587	7,559
Fair value through other comprehensive income	21,629	19,039
Securities	21,629	19,039
Evaluated at amortized cost	17,540	14,002
Securities	1,916	1,829
Securities purchased under agreements to resell	6,741	6,627
Securities trading and intermediation	3,184	1,052
Accounts receivable	367	506
Loan Operations	5,041	3,918
Other financial assets	290	70
Other assets	2,175	1,761
Recoverable taxes	129	128
Rights-of-use assets	204	183
Prepaid expenses	1,785	1,394
Other	57	57
Deferred tax assets	653	505
Investments in associates and joint ventures	734	700
Property and equipment	223	204
Goodwill & Intangible assets	798	714
Total Assets	121,750	96,029

	1Q21	4Q20
Liabilities
Financial liabilities	92,617	70,601
Fair value through profit or loss	16,269	10,057
Securities	2,706	2,237
Derivative financial instruments	13,564	7,819
Evaluated at amortized cost	76,348	60,544
Securities sold under repurchase agreements	44,483	31,839
Securities trading and intermediation	20,399	20,303
Deposits	4,003	3,022
Structured operations certificates	2,841	2,178
Accounts payables	803	860
Borrowings and lease liabilities	507	493
Debentures	337	335
Other financial liabilities	2,975	1,514
Other liabilities	17,580	14,522
Social and statutory obligations	400	667
Taxes and social security obligations	250	436
Private pension liabilities	16,897	13,388
Provisions and contingent liabilities	26	20
Other	8	11
Deferred tax liabilities	-	8
Total Liabilities	110,198	85,132
Equity attributable to owners of the Parent company	11,550	10,895
Issued capital	0	0
Capital reserve	10,803	10,664
Other comprehensive income	14	231
Retained earnings	734	-
Non-controlling interest	3	3
Total equity	11,553	10,898
Total liabilities and equity	121,750	96,029

Adjusted EBITDA (in R$ millions)

	1Q21	1Q20	YoY	4Q20	QoQ
EBITDA	864	567	52%	705	23%
(+) Share Based Compensation	178	28	528%	180	-1%
(+) Offering expenses	-	-	n.a.	6	-100%
Adj. EBITDA	1,043	595	75%	891	17%

Adjusted Net Income (in R$ millions)

	1Q21	1Q20	YoY	4Q20	QoQ
Net Income	734	398	85%	602	22%
(+) Share Based Compensation	178	28	n.a.	180	-1%
(+) Offering expenses	-	-	n.a.	6	-100%
(+/-) Taxes	(67)	(11)	n.a.	(68)	-1%
Adj. Net Income	846	415	104%	721	17%